Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED

AT THE ANNUAL GENERAL MEETING

AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) is pleased to announce the poll results in respect of the resolutions proposed at the annual general meeting held on Thursday, 29 May 2014 (the “AGM”). All resolutions were duly passed.

It is expected that the final dividend of the Company for the year ended 31 December 2013 will be distributed on or about Friday, 22 August 2014.

I.	VOTING RESULTS AT THE ANNUAL GENERAL MEETING HELD ON 29 MAY 2014

The AGM was held on Thursday, 29 May 2014 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the AGM, the total issued shares of the Company were 28,264,705,000. With respect to Resolutions No. 10, 13 and 14 proposed at the AGM, China Life Insurance (Group) Company holding a total of 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued share capital of the Company, was required to abstain and had abstained from voting on such resolutions, and the shares held by it were not counted towards the total number of shares entitling the shareholders to vote in respect of such resolutions. As a result, independent shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued share capital of the Company, were entitled to attend and vote on Resolutions No. 10, 13 and 14 at the AGM. With respect to other resolutions proposed at the AGM, a total of 28,264,705,000 shares of the Company, representing 100% of the total issued share capital of the Company, were entitled to attend and vote on such resolutions at the AGM. Save as disclosed above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

The shareholders and authorized proxies (including the shareholders and authorized proxies present at the AGM and the A Share shareholders who attended the AGM by way of online voting) holding a total of 21,915,812,884 shares of the Company, representing approximately 77.54% of the total voting shares of the Company, attended the AGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The AGM was chaired by Mr. Yang Mingsheng, the Chairman of the Board.

Eight out of the ten Directors of the Company attended the meeting, while Vice Chairman and Non- executive Director Mr. Wan Feng and Non-executive Director Mr. Miao Jianmin were unable to attend due to other business commitments. Four out of the five Supervisors of the Company attended the meeting, while Supervisor Mr. Luo Zhongmin was unable to attend due to other business commitments. Certain members of the senior management and the Secretary of the Board of the Company also attended the meeting.

The poll results in respect of the resolutions proposed at the AGM are as follows:

								Attending and
		For		Against		Abstain		Voting
	Resolutions	No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
As ordinary resolutions

1	To consider and approve the report of the Board of Directors of the Company for the year 2013.	21,895,830,623	99.908823	3,522,031	0.016070	16,460,230	0.075107	21,915,812,884
	The resolution was duly passed as an ordinary resolution.

2	To consider and approve the report of the Supervisory Committee of the Company for the year 2013.	21,899,161,654	99.924022	176,855	0.000807	16,474,375	0.075171	21,915,812,884
	The resolution was duly passed as an ordinary resolution.

3	To consider and approve the financial report of the Company for the year 2013.	21,899,173,594	99.924076	176,760	0.000807	16,462,530	0.075117	21,915,812,884
	The resolution was duly passed as an ordinary resolution.

								Attending and
		For		Against		Abstain		Voting
	Resolutions	No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
4	To consider and approve the profit distribution plan of the Company for the year 2013.	21,899,399,499	99.925107	241,280	0.001101	16,172,105	0.073792	21,915,812,884
	The resolution was duly passed as an ordinary resolution.

5	To consider and approve the remuneration of the Directors and Supervisors of the Company.	21,792,311,577	99.436474	82,467,502	0.376292	41,033,805	0.187234	21,915,812,884
	The resolution was duly passed as an ordinary resolution.

6	To consider and approve the appointment of the auditors of the Company for the year 2014.	21,896,162,543	99.910337	3,515,941	0.016043	16,134,400	0.073620	21,915,812,884
	The resolution was duly passed as an ordinary resolution.

7	To consider and approve the election of Mr. Su Hengxuan as the Executive Director of the fourth session of the Board of Directors of the Company.	21,838,994,732	99.649485	60,623,477	0.276620	16,194,675	0.073895	21,915,812,884

The resolution was duly passed as an ordinary resolution. The qualification of Mr. Su Hengxuan as a Director of the Company is subject to approval by the China Insurance Regulatory Commission (the “CIRC”).

8	To consider and approve the election of Mr. Miao Ping as the Executive Director of the fourth session of the Board of Directors of the Company.	21,838,989,957	99.649463	60,623,782	0.276622	16,199,145	0.073915	21,915,812,884
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Miao Ping as a Director of the Company is subject to approval by the CIRC.

9	To consider and approve the cap amounts in respect of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.	21,786,668,648	99.410726	222,795	0.001016	128,921,441	0.588258	21,915,812,884
	The resolution was duly passed as an ordinary resolution.

10	To consider and approve the capital injection by the Company to China Life Property and Casualty Insurance Company Limited.	2,565,212,463	98.955730	266,910	0.010297	26,803,511	1.033973	2,592,282,884
	The resolution was duly passed as an ordinary resolution.

As special resolutions

11	To grant a general mandate to the Board of Directors of the Company to allot, issue and deal with new H Shares of the Company of an amount of not more than 20% of the H Shares in issue as at the date of passing of this special resolution.	19,803,967,122	90.363826	2,054,232,985	9.373292	57,612,777	0.262882	21,915,812,884
	The resolution was duly passed as a special resolution.

								Attending and
		For		Against		Abstain		Voting
	Resolutions	No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
12	To consider and approve the extension of the validity period of the resolution on the issue of subordinated debt financing instruments outside the PRC.	21,895,825,888	99.908801	320,670	0.001463	19,666,326	0.089736	21,915,812,884
	The resolution was duly passed as a special resolution.

As supplemental ordinary resolutions

13	To consider and approve the Company Framework Agreement and the Pension Company Framework Agreement, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2016 relating thereto.	2,562,698,383	98.858747	171,055	0.006599	29,413,446	1.134654	2,592,282,884
	The resolution was duly passed as an ordinary resolution.

14	To consider and approve the CLIC Framework Agreement and the P&C Company Framework Agreement, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2016 relating thereto.	2,562,501,898	98.851168	102,225	0.003943	29,678,761	1.144889	2,592,282,884
	The resolution was duly passed as an ordinary resolution.

As a supplemental special resolution

15	To consider and approve the proposed amendments to the Articles of Association of the Company.	21,896,866,254	99.913548	122,970	0.000561	18,823,660	0.085891	21,915,812,884

The resolution was duly passed as a special resolution. The amendments to the Articles of Association as referred to in this special resolution shall come into effect after the approval from the CIRC is obtained.

Received relevant reports

16	To receive the duty report of the Independent Directors of the fourth session of the Board of Directors of the Company for the year 2013.

17	To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2013.

The full text of the resolutions other than Resolutions No. 13, 14 and 15 is set out in the circular and notice of the AGM dated 10 April 2014, and the full text of Resolutions No. 13, 14 and 15 is set out in the supplemental circular and notice of the AGM dated 13 May 2014.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	ELECTION OF DIRECTORS

Following the approval by the shareholders of the Company at the AGM, Mr. Su Hengxuan and Mr. Miao Ping are elected as the Executive Directors of the fourth session of the Board. The qualification of each of Mr. Su Hengxuan and Mr. Miao Ping as a Director of the Company is subject to approval by the CIRC. As approved at the fourteenth meeting of the fourth session of the Board held on 29 May 2014, after the qualifications of Mr. Su Hengxuan and Mr. Miao Ping have been approved by the CIRC, Mr. Su Hengxuan will serve as a member of Strategy and Investment Decision Committee of the Board and Mr. Miao Ping will serve as a member of Risk Management Committee of the Board.

Please refer to the circular of the AGM dated 10 April 2014 for biographical details of the above Directors.

III.	DISTRIBUTION OF FINAL DIVIDEND

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that details relating to payment of final dividend of the Company for the year ended 31 December 2013 to H Share shareholders of the Company are as follows:

The Company will distribute a final dividend of RMB0.30 per share (equivalent to HK$0.37703 per share) (inclusive of tax) for the year ended 31 December 2013 to H Share shareholders whose names appear on the H Share register of members of the Company on Wednesday, 11 June 2014.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.79569: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend by the AGM.

The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared for payment to holders of H Shares. It is expected that the final dividend will be distributed by the Receiving Agent on or about Friday, 22 August 2014. Relevant cheques will be dispatched to holders of H Shares entitled to receive such dividend by ordinary post at their own risk.

IV.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2013 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45) ( [1993]45 )) was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such circular. Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2013 final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

By Order of the Board of China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 29 May 2014

As at the date of this announcement, the Board of Directors of the Company comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non-executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong, and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.